Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000

May 7, 2014

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Brian Cascio, Accounting Branch Chief
Kristin Lochhead, Senior Accountant
Martin James, Senior Assistant Chief Accountant

Re:

Altera Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 14, 2014
File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated April 29, 2014 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company"). For your convenience, we have set forth each of the Staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax expense, page 39

1. We note the significance of the foreign tax rate differential as disclosed on the statutory rate reconciliation on page 72. In light of the increasingly significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. Please also consider disclosing information about the specific jurisdictions that materially affect your effective tax rate. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you plan to address this comment.

In response to the Staff’s comment, as the Staff has previously noted, on page 72 of the Company’s 2013 Form 10-K, we disclose the foreign tax rate differential in our statutory rate reconciliation. In addition, in the same Note (Note 16) we provide the amount of total U.S. and foreign income before income taxes and the amount of the benefit that we receive from those earnings, as disclosed in our effective rate reconciliation. We also advise the Staff that we disclose the impact of earnings in foreign jurisdictions, along with how those earnings impact our effective tax rate comparatively to the higher tax rate in the United States, on page 39 of the Company's 2013 Form 10-K (under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)).

We note that, as stated in Item 303(a)(3)(i) of Regulation S-K, a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” We respectfully submit that our earnings from our recurring foreign operations were not materially affected by any unusual or infrequent events or transactions, which would necessitate additional disclosures that were not already provided.

We also note that, as stated in Section III.B of SEC Release No. 33-8350, “Disclosure should emphasize material information that is required or promotes understanding . . . and provide investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance.” In addition, the disclosures should focus on (a) key indicators of financial condition and operating performance, (b) materiality, (c) material trends and uncertainties, and (d) analysis. We believe that we have met the preceding criteria because our disclosure indicates the risk that our tax rate could fluctuate depending on the geographic distribution of our earnings. The Company will continue to monitor trends with respect to its foreign effective tax rate and will revise its disclosure in accordance with Item 303 of Regulation S-K if necessary in the future.

Financial Condition, Liquidity, Credit Facility and Capital Resources, page 39

2. Please revise future filings to disclose the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2013 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

In response to the Staff’s comment, the intended disclosure will be prepared on a basis substantially consistent with the following:

We earn a significant amount of our operating income outside of the United States ("U.S."), which is deemed to be indefinitely reinvested in foreign jurisdictions. For at least the next 12 months, we have sufficient cash in the U.S. and we expect domestic cash flow to sustain our operating activities and our expected use of cash for quarterly dividends and share buy-backs. Most of the amounts held outside of the U.S. may be repatriated to the U.S. but, under the current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of June 27, 2014, we had approximately $X.X billion of cash and cash equivalents and short-term investments held by our non-U.S. jurisdictions. We believe our U.S. sources of cash and liquidity, including external sources of financing, are sufficient to meet our business needs in the U.S. without repatriating aggregate unremitted earnings of our foreign subsidiaries.

Altera acknowledges that:

•	Altera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544-8155 (facsimile).

Very truly yours,

____________________________
Ronald J. Pasek
Senior Vice President and Chief Financial Officer